UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Puerto Rico Residents Tax-Free Fund VI, Inc.
(Name of Issuer)

Common Shares, $0.01 par value
(Title of Class of Securities)

745276105
(CUSIP Number)

W. Heath Hawk
GAM Tower, 2 Tabonuco St., Suite 200

Guaynabo, Puerto Rico 00968

(770) 777-9373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745276105	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON Ocean Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,144,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,144,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,144,408
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%[1]
14	TYPE OF REPORTING PERSON OO

1	The percentages used herein are calculated based upon 19,255,723 shares of common stock outstanding as of June 30, 2022, as disclosed in the issuer’s Certified Shareholder Report on Form N-CSR (the “Shareholder Report”) filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2022.

CUSIP No. 745276105	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON William Heath Hawk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,179,217[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,179,217[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,179,217
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of (i) 34,809 shares held in a joint account of Mr. Hawk and his spouse and (ii) 1,144,408 shares held by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.

2	The percentages used herein are calculated based upon 19,255,723 shares of common stock outstanding as of June 30, 2022, as disclosed in the Shareholder Report.

CUSIP No. 745276105	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON Brent D. Rosenthal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON José R. Izquierdo II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON Ethan A. Danial
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,966[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,966[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,966
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[2]
14	TYPE OF REPORTING PERSON IN

1	Consisting of 36,966 shares owned by RAD Investments, LLC, which Mr. Danial as its manager may be deemed to beneficially own.

2	The percentages used herein are calculated based upon 19,255,723 shares of common stock outstanding as of June 30, 2022, as disclosed in the Shareholder Report.

CUSIP No. 745276105	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON Mojdeh L. Khaghan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 745276105	SCHEDULE 13D	Page 8 of 17

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on October 6, 2021, as amended by the Amendment No. 1 filed on October 13, 2021, Amendment No. 2 filed on January 31, 2022, Amendment No. 3 filed on February 23, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on April 28, 2022 and Amendment No. 6 filed on June 7, 2022 (collectively, the “Schedule 13D”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by:

(i)	Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”);

(ii)	William Heath Hawk, the managing member of Ocean Capital;

(iii)	Brent D. Rosenthal, as one of Ocean Capital’s nominees for the Issuer’s Board of Directors (the “Board”) for the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”);

(iv)	José R. Izquierdo II, as one of Ocean Capital’s nominees for the Board for the 2021 Annual Meeting (together with Mr. Rosenthal, the “2021 Nominees”);

(v)	Ethan A. Danial, as one of Ocean Capital’s nominees for the Board for the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”); and

(vi)	Mojdeh L. Khaghan, as one of Ocean Capital’s nominees for the Board for the 2022 Annual Meeting (together with Mr. Danial, the “2022 Nominees” and, together with Ocean Capital, Mr. Hawk and the 2021 Nominees, the “Reporting Persons”).

(b)	The business address of each of Ocean Capital and Mr. Hawk is GAM Tower, 2 Tabonuco St., Suite 200, Guaynabo, Puerto Rico 00968. The business address of Mr. Rosenthal is 3 Drummond Terrace, Livingston, New Jersey 07039. The business address of Mr. Izquierdo is 70 Ponce de Leon Ave., Suite 160, San Juan, Puerto Rico 00918. The business address of Mr. Danial is 207 Calle Del Parque, San Juan, Puerto Rico 00912. The business address of Ms. Khaghan is 5151 Collins Ave., Miami Beach, Florida 33140.

(c)	The principal business of: (i) Ocean Capital is investing in various opportunities in the financial arena and transacting any lawful business in Puerto Rico financial arenas; (ii) Mr. Hawk is serving as President and Chief Executive Officer of First Southern, LLC, a financial services company; (iii) Mr. Rosenthal is serving as Founder and Investor at Mountain Hawk Capital Partners, LLC, an investment fund; (iv) Mr. Izquierdo is serving as Managing Member of Main Line Ventures LLC, a consulting firm; (v) Mr. Danial is serving as Vice President of Caribbean Capital and Consultancy Corp., an investment firm; and (vi) Ms. Khaghan is serving as a Principal of the Morgan Reed Group, a diversified real estate and securities investment firm.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ocean Capital is organized as a limited liability company under the laws of Puerto Rico. Each of Messrs. Hawk, Rosenthal, Izquierdo and Danial and Ms. Khaghan is a citizen of the United States of America.

CUSIP No. 745276105	SCHEDULE 13D	Page 9 of 17

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The funds for the purchase of the 1,144,408 shares of Common Stock beneficially owned by Ocean Capital were derived from the general working capital of Ocean Capital. The funds for the purchase of the 34,809 shares of Common Stock over which Mr. Hawk shares voting and dispositive powers with his spouse were derived from the personal funds of Mr. Hawk. The funds for the purchase of the 36,966 shares of Common Stock beneficially owned by Mr. Danial were derived from the general working capital of RAD Investments, LLC. A total of $3,889,761.97, inclusive of broker fees, was paid to acquire the shares of Common Stock reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following:

On September 12, 2022, Ocean Capital sent a letter by email to the Issuer (the “2022 Notice”) providing notice of intent to (i) nominate the 2022 Nominees for election to the Board at the 2022 Annual Meeting, (ii) propose to repeal any provision of, or amendment to, the Issuer’s bylaws adopted by the Board without shareholder approval subsequent to September 23, 2021, the date of Ocean Capital’s nomination notice to the Issuer with respect to the 2021 Annual Meeting, and (iii) propose to amend and restate Article II, Section 8 of the Issuer’s bylaws to lower the quorum threshold for shareholder meetings from one-half to one-third of the outstanding shares entitled to vote and to limit the Issuer’s power to adjourn shareholder meetings. A copy of the 2022 Notice was also hand delivered to the Issuer on September 13, 2022. In connection with the submission of the 2022 Notice, Ocean Capital, Mr. Hawk and the 2022 Nominees plan to file a proxy statement for the 2022 Annual Meeting with the SEC.

The 2022 Nominees’ biographies are set forth below. Additional information regarding Ocean Capital’s proposals for the 2022 Annual Meeting will be available in Ocean Capital’s proxy statement for the 2022 Annual Meeting, once filed.

Ethan A. Danial, age 25, is a Puerto Rico-based investment professional with experience in research and trading of defaulted and restructured Puerto Rico municipal bonds. Mr. Danial is the Vice President of Caribbean Capital and Consultancy Corp., an investment firm in Puerto Rico, since August 2017. Additionally, since January 2019, Mr. Danial is a member, authorized officer and manager at RAD Investments, LLC, an investment firm in Puerto Rico. Mr. Danial has served as a director for Campo Caribe LLC, an agricultural business in Puerto Rico, since September 2019. Further, Mr. Danial served as a director at First Puerto Rico Tax-Exempt Target Maturity Fund VII, a Puerto Rico-based investment fund, from November 2020 until June 2021. Prior to Mr. Danial’s employment at Caribbean Capital and Consultancy Corp., he earned his B.A. in Mathematics-Statistics from Columbia University in 2017. Ocean Capital believes Mr. Danial’s investment and research experience with municipal bond funds makes him qualified to serve as a director of the Issuer.

Mojdeh L. Khaghan, age 55, is an attorney admitted to practice in Florida and New York. Since 1997, she has been employed as a principal of the Morgan Reed Group, a diversified real estate and securities investment firm with investments across the US and Puerto Rico. Ms. Khaghan has specialized in securities litigation, shareholder class and derivative actions and trust and estate litigation. Her portfolio of civic engagement and service includes Jackson Health System Financial Recovery Board and Public Health Trust (governing body of one of the largest public hospitals in the US, located in Miami) 2013-2019, Treasurer and Chair of Audit & Compliance Subcommittee, 2012-2015 and member, Jackson Health System Pension Subcommittee (an employee pension plan with assets in excess of $1 billion), 2018 to present; Chair, City of Miami Beach Budget Advisory Committee, 2020 to present; Commissioner, Housing Authority of the City of Miami Beach, 2017 to present; Personnel Board of the City of Miami Beach, 2011-2016. Since 2020, Ms. Khaghan has served as a member of the Florida Bar Grievance Committee, Miami-Dade Subcommittee 11-B. Ms. Khaghan earned her B.A. from Columbia University in 1988 and her J.D. from Columbia Law School in 1991. Ocean Capital believes that Ms. Khaghan’s depth of experience in matters relating to securities law, investment, and corporate governance, serving extensively in various high-level positions in private, non-profit, governmental and quasi-governmental organizations makes her qualified to serve as a director of the Issuer.

CUSIP No. 745276105	SCHEDULE 13D	Page 10 of 17

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) – (c) The aggregate percentage of shares of Common Stock reported to be owned is based upon 19,255,723 shares of Common Stock outstanding as of June 30, 2022, as disclosed in the Shareholder Report.

A. Ocean Capital LLC

(a) As of the close of business on September 13, 2022, Ocean Capital beneficially owned 1,144,408 shares of Common Stock.

Percentage: Approximately 5.9%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,144,408

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,144,408

(c) The transactions in the shares of Common Stock by Ocean Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B. William Heath Hawk

(a) As of the close of business on September 13, 2022, Mr. Hawk beneficially owned 1,179,217 shares of Common Stock.

Percentage: Approximately 6.1%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,179,217

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,179,217

(c) The transactions in the shares of Common Stock by Mr. Hawk during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C. Brent D. Rosenthal

(a) As of the close of business on September 13, 2022, Mr. Rosenthal beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Rosenthal during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 745276105	SCHEDULE 13D	Page 11 of 17

D. José R. Izquierdo

(a) As of the close of business on September 13, 2022, Mr. Izquierdo beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Mr. Izquierdo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E. Ethan A. Danial

(a) As of the close of business on September 13, 2022, Mr. Danial beneficially owned 36,966 shares of Common Stock.

Percentage: Approximately 0.2%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 36,966

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 36,966

(c) The transactions in the shares of Common Stock by Mr. Danial during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D. Mojdeh L. Khaghan

(a) As of the close of business on September 13, 2022, Ms. Khaghan beneficially owned 0 shares of Common Stock.

Percentage: 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the shares of Common Stock by Ms. Khaghan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) The dividends from the 1,144,408 shares of Common Stock beneficially owned by Ocean Capital, and any proceeds from the sale of such shares, become assets of Ocean Capital. The dividends from the 36,966 shares of Common Stock beneficially owned by Mr. Danial through RAD Investments, LLC, and any proceeds from the sale of such shares become assets of RAD Investments, LLC.

(e) Not applicable.

CUSIP No. 745276105	SCHEDULE 13D	Page 12 of 17

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

On September 14, 2022, the Reporting Persons executed an Amended and Restated Joint Filing and Solicitation Agreement with respect to the joint filing of this Schedule 13D and any amendment thereto, a copy of which is attached hereto as Exhibit A. Other than the Amended and Restated Joint Filing and Solicitation Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A: Amended and Restated Joint Filing and Solicitation Agreement.

CUSIP No. 745276105	SCHEDULE 13D	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan

SCHEDULE A

TRANSACTIONS IN THE FUND’S SECURITIES DURING THE LAST 60 DAYS

None.

EXHIBIT A

AMENDED AND RESTATED JOINT FILING AND SOLICITATION AGREEMENT

PURSUANT TO RULE 13d-1(k)

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Puerto Rico Residents Tax-Free Fund VI, Inc., a Puerto Rico corporation (the “Fund”);

WHEREAS, Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital”), William Heath Hawk, Brent D. Rosenthal and José R. Izquierdo II are parties to a Joint Filing and Solicitation Agreement dated October 6, 2021 (the “Existing Agreement”), pursuant to which, among other things, the parties agreed to form a group for the purpose of soliciting proxies for Ocean Capital’s nominees and proposal with respect to the Fund’s 2021 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2021 Annual Meeting”);

WHEREAS, Ocean Capital has notified the Fund of its intent to, among other things, nominate Ethan A. Danial and Mojdeh L. Khaghan for election as directors at the Fund’s 2022 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “2022 Annual Meeting”);

WHEREAS, Ocean Capital, William Heath Hawk, Brent D. Rosenthal, José R. Izquierdo II, Ethan A. Danial and Mojdeh L. Khaghan wish to form a new group (collectively, the “Group”) for the purpose of seeking representation on the Fund’s Board of Directors (the “Board”) at the 2021 Annual Meeting and the 2022 Annual Meeting and for the purpose of taking all other action necessary to achieve the foregoing;

WHEREAS, it is the parties’ intention that Messrs. Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2021 Annual Meeting, not be treated as “participants” (as such term is used in Instruction 3 to Item 4 of the Schedule 14A) in Ocean Capital’s solicitation of proxies for the 2022 Annual Meeting and that Mr. Danial and Ms. Khaghan, as Ocean Capital’s nominees for the 2022 Annual Meeting, not be treated as participants in Ocean Capital’s solicitation of proxies for the 2021 Annual Meeting; and

WHEREAS, in connection with the formation of the Group, the undersigned desire to amend and restate the Existing Agreement as set forth herein.

NOW, IT IS AGREED, this 14th day of September 2022 by the parties hereto:

1. In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Fund. Each member of the Group shall be responsible for the accuracy and completeness of his, her or its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Ocean Capital or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member at least 24 hours prior to the filing or submission thereof.

2. So long as this agreement is in effect, each of the undersigned shall provide written notice to William Health Hawk of (i) any of their purchases or sales of securities of the Fund; or (ii) any securities of the Fund over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3. Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for proposals submitted to stockholders for approval and the election of the persons nominated by Ocean Capital to the Board at the 2021 Annual Meeting and 2022 Annual Meeting, (ii) taking such other actions as the parties deem advisable and (iii) taking all other action necessary or advisable to achieve the foregoing; provided, however, that (x) Messrs. Rosenthal and Izquierdo, as Ocean Capital’s nominees for the 2021 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2022 Annual Meeting, and (y) Mr. Danial and Ms. Khaghan, as Ocean Capital’s nominees for the 2022 Annual Meeting, shall not participate in the solicitation of proxies for the approval of Ocean Capital’s proposals (including the election of its nominees) at the 2021 Annual Meeting.

4. Ocean Capital shall have the right to pre-approve all expenses incurred in connection with the Group’s activities and agree to pay directly all such pre-approved expenses.

5. Each of the undersigned agrees that any SEC filing, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group’s activities set forth herein (collectively, “Communications”) shall be first approved by Ocean Capital, or its representatives, and by William Health Hawk to the extent any such Communications refer to his or her, as applicable, credentials or experience, which approval shall not be unreasonably withheld.

6. The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party’s right to purchase or sell securities of the Fund, as he or it deems appropriate, in his or its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Fund, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of Delaware.

9. Any party hereto may terminate his or its obligations under this Agreement on 24 hours’ written notice to all other parties, with a copy by email to William Heath Hawk, c/o: Ocean Capital LLC, [personal information redacted].

10. Each party acknowledges that Ocean Capital shall, in its sole discretion, select and retain counsel for both the Group and Ocean Capital and its affiliates relating to their investment in the Fund.

11. Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

DATE: September 14, 2022

Ocean Capital LLC

By:	/s/ William Heath Hawk
Name:	William Heath Hawk
Title:	Managing Member

William Heath Hawk

/s/ William Heath Hawk

Brent D. Rosenthal

/s/ Brent D. Rosenthal

José R. Izquierdo II

/s/ José R. Izquierdo II

Ethan A. Danial

/s/ Ethan A. Danial

Mojdeh L. Khaghan

/s/ Mojdeh L. Khaghan